

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Jack Stover
Chief Executive Officer
NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001

      Re: NorthView Acquisition Corporation
          Registration Statement on Form S-4
          Filed January 25, 2023
          File No. 333-269417

Dear Jack Stover:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed January 25, 2023

Cover Page

1.   Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of NorthView's public stockholders, the Sponsor and its affiliates and Profusa stockholders. To the extent applicable, disclose the total expected ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor plans to make through financing transactions, such as the PIPE investment.

Questions and Answers about the Business Combination, page xi

2.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution,

including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

3. Please revise your disclosure in this section and elsewhere in the prospectus as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company would take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Q: What equity stake will current NorthView stockholders and current Profusa stockholders hold in the combined company...?, page xii

4. Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

5. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level.

6. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

7. Please clarify, if true, that the sponsor will receive additional securities pursuant to an anti-dilution adjustment based on the company's additional financing activities. If applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Q: Do I have redemption rights?, page xvii

8. Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Summary of the Proxy Statement/Prospectus, page 1

9. Please revise to expand your descriptions of NorthView and Profusa in this section. Please discuss the types of products and services Profusa provides, how the company generates revenue, and when the company commenced work designing these products and

obtained CE approval. Revise to include disclosure that Profusa's products are currently categorized as Class III medical devices and clarify, if true, that Profusa's Lumee Oxygen and Glucose products involve the permanent injection of a hydrogel sensor in subcutaneous tissue. Please also balance your disclosure in the Summary and throughout the prospectus to clarify that Profusa sells its oxygen sensor for research use only (RUO) applications in animal models and *in vitro* testing and that Lumee Glucose is currently an investigative device for research use only.

Interests of Certain Persons in the Business Combination, page 4

10. We note your disclosure that NorthView's directors will not receive reimbursement for any out-of-pocket expenses incurred by them on incident to identifying, investigating and consummating a business combination. Please revise your disclosure to include the current value of loans extended, fees due, and out-pocket-expenses for which the Sponsor and its affiliates are awaiting reimbursement, including any working capital loans.

11. We refer to your disclosure on page 5 that I-Bankers and Dawson James are entitled to receive a fee of $6,986,250 in connection with the business combination, which appears to suggest that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we refer to your disclosure on page 167 that the underwriting fee is equal to 3.68% of the gross proceeds of the public offering.

Impact of the Business Combination and Convertible Securities on New Profusa's Public Float, page 6

12. We note that you plan to arrange to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders under the maximum redemption scenario. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE investment. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to NorthView, the Sponsor, Profusa and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.

13. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

We depend upon third-party suppliers and outsource to other parties..., page 31

14.   We note your risk factor disclosure that you rely on single and/or sole sources for certain components and materials used in manufacturing your products. Please expand your disclosure to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Activities taken by existing NorthView's stockholders to increase the likelihood of approval of the business..., page 63

15.   We note disclosure here that at any time prior to the special meeting, the Sponsor, NorthView's officers and directors, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of NorthView common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5.

The Background of the Business Combination, page 95

16.   We note your disclosure on page 97 that NorthView engaged in detailed due diligence and discussions with eight other potential targets and delivered letters of intent to two potential business combination targets, other than Profusa. Please expand your disclosure of these eight potential business combination targets the NorthView Board considered and discuss the NorthView Board's reasons in reaching its conclusions not to pursue each of the potential business combination target.

17.   Please identify the individuals and/or parties who participated in the meetings, discussions and negotiations described throughout this section. By way of example only, please identify the representatives of NorthView and Profusa and their advisors who participated in negotiations related to the merger agreement.

Financial Projections, page 102

18.   We note that the only revenue recorded by Profusa during the two years ended December 31, 2021 and the nine months ended September 30, 2022 was in the form of government grant revenues. The projections provided assume that revenue will commence in Q4 of 2022 for Lumee Oxygen and Q2 of 2024 for Lumee Glucose. In this regard, please address the following:
    • Please disclose whether these projections still reflect management's views on future performance. For example, if there has been a change in circumstances which has resulted in changes to when revenue will commence for either product;
    • Please disclose the basis for providing projections for a seven year period given the

        limited operations of Profusa; and
- Please explain how management and the Board considered and relied upon the projections. Explain how they assessed their reasonableness, particularly in light of the limited operations of Profusa.

19. The projections show significant increases in revenues from $5 million in 2023 to $73 million in 2024 well as further significant increases to $175 million in 2025 and $354 million in 2026. Given the limited operations of Profusa, we would expect detailed disclosures in order for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations of the projections. In this regard, please address the following:
    - Please separately identify the projected revenue estimates for Lumee Oxygen and Lumee Glucose for each year. Specifically for each product, please also discuss all material assumptions and the basis for those assumptions used to develop the projections, including when each projection assumes each product candidate will obtain regulatory approval by market, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates, the impact of competition, and any other factors or contingencies that would affect the projections from materializing. To the extent the projections are based on multiple scenarios, discuss that fact, identify the various scenarios used, and how each scenario was weighted;
    - Lumee Glucose revenue numbers are cross-referenced and viability-checked with the patient launch numbers for an existing competitor Abbott. The patient numbers for Abbott at the end of 2018 after their launch in 2017 are also disclosed. Please further clarify how the numbers for Abbott were relied upon in coming up with these projections. Please address the reasonableness of referencing Abbott's patient launch numbers and address any limitations in relying on these numbers given that Abbott is an established, well-known international company with $43B in revenues; and
    - We note the discussion of various collaborations and partnerships which are expected to increase revenue. Please further clarify the assumed impact of these on the projected revenue amounts and your basis for these assumptions.

20. Please expand your disclosures to define EBITDA and Net Cash Flows and provide detailed information as to how these financial measures were calculated. Provide a description of the GAAP financial measures to which these measures are most closely related and explain why non-GAAP financial measures were used instead of GAAP measures.

21. Please disclose the material assumptions underlying your projected EBITDA and Net Cash Flow and explain the basis for those assumptions. This disclosure should include a discussion of the material underlying projected cost of sales, operating expenses and other expenses which are reflected in the determination of EBITDA and net cash flow.

Material U.S. Federal Income Tax Considerations, page 119

22. Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that "generally" certain tax consequences will apply or assuming certain consequences. For further guidance, see Staff Legal Bulletin No. 19.

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 126

23. The second bullet on this page indicates that Profusa's equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 15.5 million shares of New Profusa common stock. Please clarify in your disclosures how this 15.5 million shares corresponds to the shares of New Profusa's common stock shown under the no redemption and maximum redemption scenarios. Also, explain why the number of shares issued to the Profusa equity holders under the no redemption scenario differs from the number of shares issued under the maximum redemption scenario.

24. With reference to the key terms of Merger Agreement as set forth on page 99, please reconcile the disclosures surrounding the financial inducement to meet minimum cash requirements as presented in the 3rd bullet on page 99 to your disclosures on page 127 which indicates that the Sponsor has agreed to forfeit up to 1,040,000 shares of NorthView common stock.

Accounting for the Business Combination, page 127

25. We note that the merger will be accounted for as a reverse recapitalization with Profusa being the accounting acquirer. With reference to the fact that Profusa shareholders will only have a 35.9% ownership interest in the combined entity in the no redemption scenario, please provide the basis for this determination. Refer to ASC 805-10-25-5 and 810-10-15-8.

26. We note that the unvested Milestone Earnouts, Sponsor Inducement Recoupment Earnouts and Profusa Inducement Recoupment Earnouts are expected be classified as equity measured at fair value as at the date of the Merger, with no subsequent remeasurement at each reporting date. Please expand your disclosures to address the primary factors which led to the equity classification determination. Refer to ASC 480 and 815-40. Also address your consideration of whether the arrangements were compensation arrangements under ASC 718. Finally, disclose the fair value of these earnouts and how such fair value was determined.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 130

27. We note that one of the conditions to closing the business combination is that cash on hand will not be less than $15,000,000. Please disclose this condition and clarify how this condition is met under the maximum redemption scenario given the $5,937,000 pro forma

cash balance as of September 30, 2022.

28. We note that NorthView's and Profusa's respective obligations to consummate the business combination are conditioned on NorthView having at least $5,000,001 of net tangible assets as of Closing. Please expand your disclosures to discuss this condition, quantify the net tangible assets under each scenario and indicate how you calculated such amounts.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 132, page 132

29. Given the conversion of the convertible notes payable in adjustment (N), it is not clear why there is no corresponding adjustment to interest expense. Please advise or revise as necessary. Please also address your consideration of adjusting for the gain (loss) on change in the fair value of derivative liabilities which appear to relate to these same notes payable.

30. Please help us understand why the proforma combined columns, which assume that the transaction took place on January 1, 2021, reflect basic and diluted weighted average shares outstanding, common stock subject to possible redemption instead of just basic and diluted weighted average shares outstanding, common stock. It would appear that there would no longer be common stock subject to redemption.

31. We note that the weighted average shares outstanding of Profusa common stock used for purposes of determining net loss per share amounts are not the same as the total shares expected on the closing of the Business Combination as reported on page 129. We also note the amount of issued and outstanding shares referenced in your pro forma common stock balance sheet line item on page 138 is also different. Please explain these apparent discrepancies or revise your disclosures accordingly.

32. We refer you to adjustment DD. With reference to the Milestone Earnouts and Profusa Inducement Recoupment terms and conditions, please provide your basis for recognizing issuances under these agreements

Comparative Per Share Data, page 137, page 137

33. In regards to your table, please address the following:
   • Certain amounts do not agree to the amounts presented on your pro forma statements of operations beginning on page 132. Please advise or revise as necessary. For example, there appear to be differences in the NorthView's historical net income (loss) per share amounts as well as the pro forma combined weighted average shares outstanding;
   • Please explain how you determined the exchange ratio for purposes of determining the Profusa equivalent pro forma per share data amounts; and
   • It is not clear what the weighted average shares outstanding amounts of 8,381,948 under the pro forma equivalent pro forma per share data represents. Please revise or advise as necessary.

Profusa's Business, page 171

34.   Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by limb ischemia, perfusion, Rutherford Scale, interstitial, tomographic, angiographic, thermistor, oximetry, hemodynamic and diabetes mellitus.

35.   We note your prominent disclosure on page 171 of "sophisticated investors from Asia who already see the far-reaching benefit of Profusa's platform" and have invested in its development to date. Please expand your disclosure to identify such investors, describe their investments in the company and clarify the current status of discussions and negotiations and any agreements such investors have entered into any agreements with Profusa. We refer to your disclosure on 206 relating to a binding term sheet for the APAC Joint Venture with certain institutional investors.

36.   We note your disclosure on page 185 that your products are currently categorized as Class III devices. In an appropriate section of your prospectus, please describe the briefly discuss the FDA's regulation of medical devices and the classification of medical devices into one of three classes (Class I, Class II and Class III) depending on its level of risk.

37.   We refer to your disclosure on page 184 that Profusa anticipates initiating its commercialization efforts for its Lumee Oxygen product beginning in early 2023 followed by FDA approval of Lumee Glucose in 2024. You also disclose on page 171 that Profusa's business plans are anchored by the "near-term launch" of Lumee Oxygen and refer to the company as a commercial-stage digital health and medical technology company on page 192. Please revise to disclose that Profusa's business plans for its two lead products in the US remain subject to regulatory approval. Please also balance your disclosure with equally prominent disclosure of the limitations and challenges Profusa faces in implementing its business strategy and gaining regulatory acceptance, including the implications if the company does not receive approval under the Section 510(k) regulatory pathway. We also note your disclosure that Profusa has not yet commercialized its Lumee Oxygen product in Europe since receiving its CE Mark in January 2020, that Profusa's Lumee Oxgyen recently completed the pilot phase of its clinical study, and that the company's oxygen sensor and glucose monitoring device are currently for research use only applications.

Short-Term Opportunity with Lumee Oxygen and Lumee Glucose, page 177

38.   We note your disclosure that the total market size of telemedicine platforms has increased to over $80 billion in 2021 with the market for remote coaching platforms growing to just under $14 billion. Please revise to disclose the estimated total addressable market for glucose and oxygen monitoring devices in the U.S. and Europe.

Profusa's Product Path and Clinical Programs, page 179

39.   We note your disclosure that no device-related serious adverse events were observed with respect to your Lumee Oxygen and Lumee Glucose clinical studies. You also disclose on page 184 that all reported adverse events related to Lumee Glucose had been considered expected. For each clinical study, please disclose the number and type of adverse events observed and whether any subjects explanted the devices following the trials.

40.   We refer to your disclosure on page 180 that you are developing a next generation prototype of Lumee Oxygen in various anatomical locations and usability data in healthy adult volunteers in daily life. Please expand your disclosure of the new generation prototype and disclose whether you expect such next generation device to require a prior de novo classification grant, 510(k) clearance or a PMA from the FDA.

Lumee Glucose Clinical Study History, page 181

41.   Please expand your disclosure relating to the Lumee Glucose studies to clarify whether the studies were powered for statistical significance; discuss the p-values and statistical significance, as applicable, and the age range of participants; and revise your characterizations for the clinical studies to discuss the data, rather than drawing conclusions from the results. Please also explain the difference color coding used to label sections A through E in the graphics on pages 183 and 184.

Commercial Strategy, page 183

42.   We note your disclosure that Profusa has been featured in more than 25 publications in peer-reviewed journals and public presentations of its science and product applications to date. Please clarify whether Profusa commissioned or if any Profusa employees were involved in such publications and presentations.

43.   We note your references to your investment in and access to key opinion leaders on pages 184 and 192. We also refer to disclosure that you will sell your products directly to facilities based on the endorsement of key opinion leaders and that certain key opinion leaders have already used Lumee Oxygen on a trial basis in Europe. If material, please include disclosure that describes the role or function of your key opinion leaders, how the key opinion leaders are selected and compensated and whether there are any rules or procedures governing such key opinion leaders.

Intellectual Property, page 185

44.   We note your disclosure that Profusa has 22 issued U.S. patents, 69 rest-of-world patents, 14 pending U.S. patents and 61 pending rest-of-world patents. Please revise to identify for each material patent and pending patent, as applicable, the scope and technology of each patent or patent application, whether the patents are owned or licensed, the type of patent protection, jurisdiction and expiration dates. In this regard, consider using tabular disclosure in addition to the narrative for ease of use.

Competition, page 186

45.   We refer to your disclosure relating to your competitors who have also developed digital angiography devices and continuous glucose monitoring devices. Please disclose whether any of your competitors have digital health devices that also provide biochemical data in real time. You also disclose on page 177 that the second phase of launching Profusa's glucose product for the diabetes market will expand beyond the current Type 1 diabetes population to include patients with Type 2 diabetes and the prediabetes populations. Please disclose whether any of your competitors have developed or are developing glucose monitoring devices targeting Type 2 diabetes and prediabetes populations as well.

Beneficial Ownership, page 204

46.   Please revise to identify the natural persons who are the beneficial owners of the shares held by BC hSensor Limited, Carbis Bay Limited and Tasly (International) Healthcare Capital Company Limited.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Ralph V. De Martino, Esq.